Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                   May 2, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 894
        Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 2
      Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 2
           Guggenheim Tax-Exempt Strategy Portfolio of CEFs, Series 2
                              File No. 333-180231

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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 894, filed on March 20, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 2, the Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 2, and the Guggenheim Tax-Exempt Strategy Portfolio of CEFs, Series 2 (individually, a "Trust" and collectively, the "Trusts"). This letter serves to respond to your comments.

Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 2
---------------------------------------------------------------

     1. The first sentence of the second paragraph under the "Security Selection" section states: "The security selection process begins by identifying the entire universe of U.S.-listed Closed-End Funds." Please disclose the source that will identify the entire universe of U.S.-listed Closed-End Funds.

     Response: The prospectus has been revised to indicate that Morningstar is the source for the universe of U.S.-listed Closed-End Funds.

     2. Please disclose the source that will provide the information in the second bullet under the second paragraph of the "Security Selection" section.

     Response: The prospectus has been revised to indicate the following:

     Current NAV Discount compared to the Average NAV Discount from prior 24 months (with minimum of 18 months of trading history required for securities with less than 24 months trading history), as sourced from the Capital IQ Compustat database.

     3. In the third bullet under the second paragraph of the "Security Selection" section, please provide a definition for the term "volatility" and disclosure the source that will provide this information.

     Response: The prospectus has been revised to indicate that "volatility" is represented by standard deviation of the total dollar dividends paid during each of the last 12 quarters divided by the average of those 12 quarters of dividends (with minimum of 10 of the last 12 quarters requiring some payment to be scored), as sourced from the Capital IQ Compustat database.

     4. In the fourth bullet under the second paragraph of the "Security Selection" section, please provide a definition for the term "market price momentum" and disclosure the source that will provide this information.

     Response: The disclosure has been revised to state: "Trailing six month total return, as sourced from FactSet."

     5. The third paragraph under the "Security Selection" section states: "The 40 Closed-End Funds with the highest average of the four rankings (where ties are broken by selecting the Closed-End Fund with the higher trading liquidity)...." Please provide a definition for the term "trading liquidity" and disclosure the source that will provide this information.

     Response: The prospectus has been revised to indicate that "trading liquidity" is measured by the median daily dollar volume (daily volume times closing daily price) over the prior 30 trading days, as sourced from FactSet.

     6. The second bullet under the third paragraph of the "Security Selection" section uses the phrase "tax-exempt." Please explain what is meant by "tax-exempt," i.e., municipal funds, funds that are subject to Alternative Minimum Tax, etc. Consider providing a source that identifies such tax-exempt income Closed-End Funds.

     Response: The prospectus has been revised to indicate that "tax-exempt fixed-income funds" are Closed-End Funds that are focused solely on the Fixed Income asset class, with investment objectives that indicate that the funds focus on municipal bonds which are exempt from US income taxes. In addition, the following has been added to the end of the third paragraph to apply to this comment and other comments regarding classifications: "For the constraints regarding Closed-End Fund classifications, every Closed-End Fund in the applicable universe is assigned an overall asset class category and fund objective category based on confirmation between Morningstar and Lipper categories. When the Morningstar & Lipper categories do not match, then the fund's stated investment objective is used to determine if the fund should be included in a given category."

     7. In the fourth bullet under the third paragraph of the "Security Selection" section, please disclose the source that will provide the 30-days average trading volume and median universe average trading volume.

     Response: The prospectus disclosure has been revised as follows:

     Exclude securities with trading liquidity of less than $400,000 (or less than the median trading liquidity of the entire Closed-End Fund starting universe if that is less than $400,000). Trading liquidity is measured by the median daily dollar volume (daily volume times closing daily price) over the prior 30 trading days, as sourced from FactSet.

     8. In the sixth bullet under the third paragraph of the "Security Selection" section, please provide a definition for the term "dividend investment objective." Consider providing a source that identifies such Closed-End Funds.

     Response: The prospectus disclosure has been revised to add the following:
", which are Closed-End Funds funds investing in the "Equity" asset class with any of the following objective categories: "Covered Call," "Equity - Dividend," "MLP (Master Limited Partnerships)" or "REIT (Real Estate Investment Trust)"


     9. In the seventh bullet under the third paragraph of the "Security Selection" section, disclosure the source that will classify Closed-End Funds as balanced/multi-asset funds.

     Response: The prospectus disclosure has been revised to add the following:
", which are Closed-End Funds that do not have a single asset class focus, i.e., they invest in both equities and fixed income."


     10. In the eighth bullet under the third paragraph of the "Security Selection" section, please specify what is meant by "similar" when the sentence states: "... Closed-End Funds with similar investment strategy categories.

     Response: The prospectus disclosure has been revised as follows:

     No more than 15% of the trust portfolio will comprise Closed-End Funds in any single fund objective category.

     11. In the fourth paragraph of the "Security Selection" section, please delete the word "approximately" or revise this disclosure to be specific.

     Response: The prospectus disclosure has been revised as follows:

     The 40 Closed-End Funds selected for the portfolio will be equally-weighted as of the selection date. Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the selection date.

     12. In the "Hypothetical Comparison of Total Return" and "Hypothetical Comparison of Average Annual Return" tables, please provide the data.

     Response: The numbers for the tables will be provided in the next filing.


     13. Please change the title of the "Hypothetical Comparison of Average Annual Return" table to "Hypothetical Comparison of Average Annual Return for the Periods Ending December 31, 2011."

     Response: This title has been revised as requested.


     14. Will the Closed-End Funds hold small- or mid-capitalization stocks? If so, please provide the appropriate disclosure.

     Response: Small and mid-capitalization stock disclosure has been added to the prospectus.


Guggenheim Discount Opportunity Strategy Portfolio of CEFs, Series 2
--------------------------------------------------------------------

     15. Please apply the comments to the Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 2 to this Trust, as applicable.

     Response: This disclosure has been revised as requested.


     16. In the fourth bullet under the third paragraph of the "Security Selection" section, please clarify whether "bottom 20%" refers to the largest or smallest current NAV Discount or six-month market price momentum.

     Response: The prospectus disclosure has been revised as follows:

     Exclude Closed-End Funds in the initial universe ranked in the worst 20% in each of the following three metrics:

     1.   Current NAV Discount (a lower security price versus NAV is better)

     2. Current NAV Discount compared to the Closed-End Fund's two-year historical NAV Discount (a current price-to-NAV discount that is deeper than the average historical price-to-NAV discount is better)

     3. Six-month market price momentum (higher 6 month total return is better)


     17. In the fifth, sixth, seventh and eighth bullets under the third paragraph of the "Security Selection" section, please define "equity funds," "taxable fixed-income funds," "balanced/multi-asset funds" and "tax-exempt fixed-income funds," respectively, and disclosure the source that will classify such funds. In addition, please disclose what happens if more than the stated percentage of the Closed-End Funds qualify under such classifications.

     Response: The prospectus disclosure has been revised to add the following to the end of the fifth, sixth, seventh and eighth bullets, respectively:

     , which are Closed-End Funds that are focused solely on the Equity asset class (including equity derivitives)

     , which are Closed-End Funds that are focused solely on the Fixed Income asset class, with investment objectives that indicate that the funds focus on bonds which are not exempt from U.S. income taxes

     , which are Closed-End Funds that do not have a single asset class focus, i.e., they invest in both equities and fixed income

     , which are Closed-End Funds that are focused solely on the Fixed Income asset class, with investment objectives that indicate that the funds focus on municipal bonds which are exempt from U.S. income taxes

         The disclosure has also been revised to indicate that once a particular portfolio weight limit has been reached when selecting from top ranked securities, then any subsequently ranked Closed-End Fund that violates the limit will be skipped.

Guggenheim Tax-Exempt Strategy Portfolio of CEFs, Series 2
----------------------------------------------------------

     18. Please apply the comments to the Guggenheim Growth & Income Strategy Portfolio of CEFs, Series 2 to this Trust, as applicable.

     Response: This disclosure has been revised as requested.


     19. In the first bullet under the third paragraph of the "Security Selection" section, please define "tax-exempt municipal income funds" and disclose the source that will classify such funds.

     Response: The prospectus disclosure has been revised to add the following:
", which are Closed-End Funds that are focused solely on the Fixed Income asset class, with investment objectives that indicate that the funds focus on municipal bonds which are exempt from U.S. income taxes."

     20. In the seventh and eighth bullets under the third paragraph of the "Security Selection" section, please disclose what happens if more than the stated percentage of the Closed-End Funds qualify under such classifications.

     Response: The prospectus has been revised to indicate that once a particular portfolio weight limit has been reached when selecting from top ranked securities, then any subsequently ranked Closed-End Fund that violates the limit will be skipped.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren